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                           July 18, 2022

       George Furlan
       Chief Operating Officer
       Sentient Brands Holdings, Inc.
       555 Madison Avenue, 5th Floor
       New York, New York 10022

                                                        Re: Sentient Brands
Holdings, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post Qualification
Amendment No. 1
                                                            Filed July 12, 2022
                                                            File No. 024-11664

       Dear Mr. Furlan:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Brian Fetterolf at 202-551-6613 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services